      As filed with the Securities and Exchange Commission on August 5, 2003
                                                   Registration No. 333-
                                                                        --------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                        COMMUNITY SHORES BANK CORPORATION
              (Exact number of issuer as specified in its charter)

                MICHIGAN                                 38-3423227
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                 1030 W. NORTON AVENUE, MUSKEGON MICHIGAN 49441
               (Address of Principal Executive Offices) (Zip Code)


                        COMMUNITY SHORES BANK CORPORATION
                         1998 EMPLOYEE STOCK OPTION PLAN
                            (Full title of the plan)

                                JOSE' A. INFANTE,
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        Community Shores Bank Corporation
                              1030 W. Norton Avenue
                            Muskegon, Michigan 49441
                     (Name and address of agent for service)

                                 (616) 780-1800
          (Telephone number, including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:
                               JEROME M. SCHWARTZ
                              Dickinson Wright PLLC
                         500 Woodward Avenue, Suite 4000
                             Detroit, Michigan 48226

                         CALCULATION OF REGISTRATION FEE

    Title of each class of                                  Proposed maximum             Proposed
          securities                 Amount to be           offering price  per      Maximum Aggregate        Amount of
     to be registered (1)           registered (1)             share (2)              Offering Price       Registration Fee
     --------------------           --------------             ---------              --------------       ----------------


         Common Stock               150,000 Shares             $   10.28               $  1,542,000             $  125
                                                                --------                -----------              -----
                                                                                                                $80.90/1 million


(1) Includes an indeterminate number of additional shares that may be issued to adjust for any subdivision of shares or other capital adjustment, stock split, stock dividend, or other increase in shares effected without receipt of consideration by the issuer.

(2) Estimated pursuant to Rule 457(h) solely for purposes of calculating the registration fee, based upon the average of the high bid and low asked prices on July 29, 2003, as reported on the OTC Bulletin Board.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

         Information required by Part I to be contained in the Section 10(a) Prospectus is omitted from this registration statement in accordance with Rule 428 of the Securities Act of 1933 and the Note to Part I of Form S-8.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Community Shores Bank Corporation (the "Company") incorporates by reference in this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         (a) The Company's Annual Report on Form 10-KSB for the period ended December 31, 2002.

         (b). The Company's Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2003.

         (c) The Company's Current Reports on Form 8-K dated April 23, 2003 and July 15, 2003.

         (d) Any other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the annual report referred to in (a) above.

         All documents subsequently filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superceded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this Registration Statement modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as modified or superceded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date of this Registration Statement, there are 1,430,000 shares of Common Stock issued and outstanding. No shares of Preferred Stock have been issued by the Company.

         Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of the shareholders.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitation or restrictions thereof, as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof:

              -   (i) the number of shares and designation of such series;

              - (ii) the dividend rate and whether dividends are to be cumulative;

              - (iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;

              - (iv) the rights to which the holders of shares shall be entitled, and the preferences, if any, over any other series;

              - (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions;

              - (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange;

              - (vii) the voting powers, full or limited, if any, of the shares;

              - (viii) whether the issuance of any additional shares, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

              - (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions.

COMMON STOCK

         Dividend Rights

         Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available for dividends. Under Michigan law, dividends may be legally declared or paid only if after the distribution the Company can pay its debts as they come due in the usual course of business and the Company's total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

         Funds for the payment of dividends by the Company are expected to be obtained primarily from dividends of Community Shores Bank (the "Bank"), the Company's subsidiary. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors.

         Voting Rights

         Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

         Preemptive Rights

         Holders of Common Stock do not have preemptive rights.

         Liquidation Rights

         Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

         Transfer Agent

         Mellon Investor Services, LLC of Ridgefield Park, New Jersey, serves as the transfer agent of the Company's Common Stock.

CERTAIN CHARTER PROVISIONS

         The following provisions of the Company's Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, reducing the Company's vulnerability to an unsolicited takeover attempt.

         Classification of the Board of Directors

         The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes with staggered terms; each class to be as nearly equal in number as possible. Each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled by vote of the directors then in office. The Company's Articles of Incorporation provide that the number of directors shall be fixed by majority of the Board at no fewer than six nor more than fifteen.

         Removal of Directors

         The Michigan Business Corporation Act ("MBCA") provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the shares of the Company entitled to vote generally in the election of directors.

         Filling Vacancies on the Board of Directors

         The Company's Articles of Incorporation provide that any vacancies in the Board of Directors, or newly created director positions, may be filled by vote of the directors then in office. A new director chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred.

         Nominations of Director Candidates

         The Company's Articles of Incorporation include a provision governing nominations of director candidates. Nominations for the election of directors may be made by the Board of Directors, a nominating committee appointed by the Board of Directors, or any shareholder entitled to vote for directors. In the case of a shareholder nomination, the Articles of Incorporation provide certain procedures that must be followed. A shareholder intending to nominate candidates for election must deliver written notice containing certain specified information to the Secretary of the Company at least sixty (60) days but not more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

         Certain Shareholder Action

         The Company's Articles of Incorporation require that any shareholder action must be taken at an annual or special meeting of shareholders, that any meeting of shareholders must be called by the Board of Directors or the Chairman of the Board, and, unless otherwise provided by law, prohibit shareholder action by written consent. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

         Increased Shareholders Vote for Alteration, Amendment or Repeal of Article Provisions

         The Company's Articles of Incorporation require the affirmative vote of the holders of at least 66 2/3 percent of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions of the Company's Articles of Incorporation.

CERTAIN ANTI-TAKEOVER PROVISIONS

         Michigan Fair Price Act

         Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10 percent or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with, a specified person.

         The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the Company in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; and (iii) five years must have elapsed since the person involved became an interested shareholder.

         The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

         Control Share Act.

     The MBCA regulates the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act"). The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power, alone or as part of a group, at or above any of the following thresholds: 20 percent, 33-1/3 percent or 50 percent. Under the Control Share Act, an acquiror may not vote "control shares" unless the Company's disinterested shareholders (defined to exclude the acquiring person, officers of the target Company, and directors of the target Company who are also employees of the Company) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

         The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

ITEM 5.  INTEREST OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Indemnification

         The Company's Articles of Incorporation provide that the Company shall indemnify its present and past directors, officers, and such other persons as the Board of Directors may authorize to the full extent permitted by law.

         The Company's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of the Company. The Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director or officer of the Company or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

         With respect to derivative actions, the Bylaws provide that the Company shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Company, or while serving as such a director or officer, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to the Company except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         The Company has purchased directors' and officers' liability insurance for directors and officers of the Company.

         Limitation of Director Liability

         The MBCA permits corporations to limit the personal liability of their directors in certain circumstances. The Company's Articles of Incorporation limit certain personal liabilities of the directors of the Company for monetary damages.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable

ITEM 8.  EXHIBITS

The following exhibits are filed herewith:

               Exhibit
               Number                                Exhibit
               ------                                -------

                  4 Article III of the Articles of Incorporation of the Company is incorporated by reference to Exhibit
                                            3.1 of the Company's Registration
                                            Statement on Form SB-2 (Commission
                                            File No. 333-63769) that became
                                            effective on December 17, 1998

                  5                         Opinion of Counsel

                23(a)                       Consent of Crowe Chizek and Company
                                            LLC

                23(b)                       Consent of Dickinson Wright PLLC is
                                            included in Exhibit 5

                24                          Power of Attorney included on
                                            signature page

ITEM 9.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

         (ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement, provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) to include any additional or changed material information on the plan of distribution;

provided however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from periodic reports filed by the Registrant under the Exchange Act.

         (2) That, for determining liability under the Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of securities at that time to be the initial bona fide offering.

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant, in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muskegon and State of Michigan on July 30, 2003.

                                           COMMUNITY SHORES BANK CORPORATION



                                           /s/ JOSE' A. INFANTE
                                           ---------------------------------
                                           Jose A. Infante
                                           Chairman of the Board, President
                                             and Chief Executive Officer


         Power of Attorney. Each person whose signature appears below constitutes and appoints Jose' A. Infante and Tracey A. Welsh, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits and other documents in connection this Registration Statement, with the Securities and Exchange Commission and any other regulatory authority, granting unto each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and ratifying and confirming all that either attorney-in-fact and agent, or his or her substitute or resubstitute, may lawfully do or cause to be done by virtue of this appointment as attorney-in-fact and agent.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 30, 2003.


/s/ DAVID C. BLISS                  /s/ MICHAEL D. GLUHANICH
------------------------------      ----------------------------------
David C. Bliss, Director            Michael D. Gluhanich, Director

/s/ GARY F. BOGNER                  /s/ DONALD E. HEGEDUS
------------------------------      ----------------------------------
Gary F. Bogner, Director            Donald E. Hegedus, Director

                                    /s/ JOHN L. HILT
------------------------------      ----------------------------------
John C. Carlyle, Director           John L. Hilt, Director


/s/ ROBERT L. CHANDONNET            /s/ JOSE' A. INFANTE
------------------------------      ----------------------------------
Robert L. Chandonnet, Director      Jose' A. Infante, Chairman of the
                                    Board, President and Chief Executive
                                    Officer and Director (principal
                                    executive officer)


------------------------------      ----------------------------------
Dennis L. Cherette, Director        Joy R. Nelson, Director

/s/ BRUCE J. ESSEX                  /s/ TRACEY A. WELSH
------------------------------      ----------------------------------
Bruce J. Essex , Director           Tracey A. Welsh
                                    Vice President, Chief Financial Officer
                                    and Treasurer
                                    (principal financial and accounting officer)

                                  EXHIBIT INDEX



Exhibit

Number                        Exhibit
------                        -------

   4 Article III of the Articles of Incorporation of the Company is incorporated by reference to
                              Exhibit 3.1 of the Company's Registration
                              Statement on Form SB-2 (Commission File No.
                              333-63769) that became effective on December 17, 1998

   5                          Opinion of Counsel

   23(a)                      Consent of Crowe Chizek and Company LLC

   23(b)                      Consent of Dickinson Wright PLLC is included in
                              Exhibit 5

   24                         Power of Attorney included on signature page